SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

SIGNALSOFT CORPORATION
(Name of Subject Company (Issuer))

SAPPHIRE ACQUISITION CORP.
a wholly-owned subsidiary of Openwave Systems Inc.
and
OPENWAVE SYSTEMS INC.
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

82668M 10 2
(CUSIP Number of Class of Securities)

Douglas P. Solomon, Esq.
Associate General Counsel
1400 Seaport Blvd.
Redwood City, CA 94063
650-480-8000
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)

With Copies to:
Kenton J. King, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, California 94301
(650) 470-4500

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Form or registration no.:

Filing Party:	Date Filed:

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

ITEM 12. EXHIBITS.
EXHIBIT INDEX
(A)(5)

ITEM 12. EXHIBITS.

(a) (5)	Press Release issued by Openwave Systems Inc. on May 29, 2002.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(5)	Press Release issued by Openwave Systems Inc. on May 29, 2002.